Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0937472 F: +1 202.637.3593 cynthiabeyea@ eversheds-sutherland.com

[Letterhead of Eversheds Sutherland (US) LLP]
October 18, 2017
VIA EDGAR
Jay Williamson, Esq.
Jason Fox, Senior Staff Accountant
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Priority Income Fund, Inc.
Registration Statement on Form N-2
(File Nos. 333-213498 and 811-22725)

Dear Messrs. Williamson and Fox:
On behalf of Priority Income Fund, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on October 13, 2017 and discussed further on October 17, 2017 regarding Post-Effective Amendment No.2 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-213498 and 811-22725) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). References to the “Act” below refer to the Investment Company Act of 1940, as amended.

Accounting Comments:

1.
(Fees and Expenses Table) The Fund repaid the Adviser under the Expense Support Agreement for both fiscal years ended 2017 and 2016. If the Fund anticipates repaying the Adviser during the next 12 months, include an estimate in the Fees and Expenses table for the Expense Support Repayment.

Response: The Fund acknowledges the Staff’s comment and advises the Staff that, because the amount of any Expense Support Repayment is reduced by any unrealized depreciation in the Fund’s portfolio, it is difficult to predict whether the Fund will have to make an Expense Support Repayment and the amount of such payment. For example, the Fund did not incur an Expense Support Repayment obligation for the quarter ended September 30, 2017 because the payment amount was offset by unrealized depreciation in the Fund’s portfolio. Because of its inability to predict the amount of future Expense Support Repayments, if any must be made by the Fund, the Fund does not believe it is appropriate to include an estimate in the fee table. The Fund has disclosed the maximum amount of Expense Support Repayments and the corresponding percentage of net assets in footnote 10 to the Fees and Expenses table.

2.
(Fees and Expenses Table – Expense Example) We are unable to recalculate the amounts in the expense example. Please confirm that the amounts are accurate and provide the detailed expense calculation in correspondence.

Response: The Fund has reviewed the Fund’s expense calculations and the Fund confirms that the expense examples are calculated properly. Pursuant to the Fund’s conversation with the Staff on October 17, 2017, the Fund is not including the expense calculation in this correspondence.

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October 18, 2017

3.
(Fees and Expenses Table – Footnote 10) The maximum expense support reimbursement disclosed in footnote 10 as a percentage of annual net assets is 2.14%. However, based on our recalculation, the percentage should be 3.14% (using the amounts presented in the Fund’s N-SAR at June 30, 2017 of $236,214). Please revise or provide in correspondence details confirming the accuracy of the amounts presented.

Response: The Fund advises the Staff that in accordance with the instructions to the Fees and Expenses table in Form N-2, the Fund has included its anticipated net proceeds from its public offering during the twelve months following June 30, 2017. As noted in footnote 1, the Fund has assumed the sale of $120.9 million of the Fund’s shares of common stock. Using the resulting projected net assets of $345.3 million and the total unreimbursed ESA in Footnote 5 to the Fund’s June 30, 2017 audited financial statements of $7,384,068, the maximum expense reimbursement as a percentage of net assets is 2.14%.

Legal Comments:

4.
(Page 6, first full paragraph) We note your statement that you also take into consideration any correlation between different underlying securities. Please tell us how you do this, particularly if you have limited visibility into the underlying pools. Also, given some commentators’ arguments about the impact of monetary policy in certain markets, please tell us whether your considerations incorporate potential changes in monetary policy.

Response: The Fund advises the Staff that the Fund does have full transparency into the underlying loans in the CLOs in which it invests and is able to consider the types of assets held by the CLO when making its investment decision. The Fund advises the Staff that it does not take the impact of monetary policy into consideration when making its investment decisions because, in the Fund’s opinion, monetary policy is still in flux and any changes are difficult to predict and the impact of such changes cannot be assessed until such changes are known.

5.
(Page 9) (i) We note you present historical return commentary related to junior CLO classes, please explain the relevance of this information to us or remove it. (ii) In this regard, please explain why January 2003 was selected as the start date and not some other date. (iii) Also, to the extent that you maintain this disclosure, it is unclear whether additional disclosure balancing this presentation is necessary. For example, did CLOs decline in value or experience significant defaults during the credit crisis or, with prior CLOs structured when loan spreads were higher than what is currently available, are you seeing default trends in the underlying loans that would cause your statement be potentially misleading? Please revise or advise as necessary.

Response: (i) The Fund believes that the historical return commentary related to junior CLO classes is relevant to an investor in the Fund’s securities because the Fund’s portfolio is entirely comprised of interests in the junior tranche of CLOs, also commonly referred to as the equity tranche of a CLO. The Fund believes that the return information comprises part of the background information that is useful in understanding the asset class in which the Fund invests.

(ii) The Fund advises the Staff that it elected to use January 2003 as the start date because 2003 was the first year for which Citigroup Global Markets Research began collecting information on CLO junior tranche returns, in part because of the limited availability of data points in years prior to 2003.

(iii) The Fund advises the Staff that CLOs did experience a decrease in returns during the credit crisis. The Fund believes that the decrease in returns is reflected in the annualized yields for 2009 and 2010 shown in the table on page 9 of the Prospectus. In order to highlight the fact that market downturns could have a significant impact on an investment in its securities, the Fund has revised its disclosure to include additional disclosure regarding the risks related to market-downturns. The Fund has considered whether there are any meaningful default trends in the underlying loans of the CLOs in which it invests. The Fund believes that because the default rates on such loans are currently below the historical average, there are no trends that would indicate that the information included in the Prospectus is misleading.

6.
(Page 10) We note you site the S&P/LSTA Leverage Loan Index as support for your loan default rate environment. What percentage of a CLO’s loans would typically be in the index? Why do you believe the index is representative of your CLOs’ portfolios? Please revise or advise as necessary.

October 18, 2017

Response: The Fund advises the Staff that 75.4% of the Fund’s portfolio is comprised of interests in CLOs of which their underlying senior secured loan portfolio overlaps with the S&P/LSTA Leveraged Loan Index. The Fund believes that such index is a good proxy for the performance of the underlying senior secured loans of CLOs in which the Fund invests.

7.
(Page 10) We note you indicate that senior secured loans have a high recovery rate of 80%. Given you invest in the junior or equity tranches of CLOs, what is the recovery rate beyond which you would suffer losses? For example, if your investment is impaired after 90% recovery because of leverage, why does it matter if the industry has an 80% recovery rate?

Response: The Fund acknowledges the Staff’s comment and has determined to remove this information from the Prospectus.

8.	(Page 10) You refer to an average ratio of EBITDA. Please clarify for who this average represents. Are these representative of typical borrowers in your CLO investment universe?

Response: The Fund advises the Staff that the average ratio of EBITDA referred to in the Prospectus is the average across the S&P / LSTA Leverage Loan Index, which represents 75.4% of the underlying senior secured loan portfolio held by the CLOs in which the Fund invests.

9.
(Fees and Expenses) We are aware that certain DRIP administrators charge transaction fees to sell shares held by DRIP participants. Currently you reflect DRIP expenses as none and include a footnote directing shareholders to disclosure contained later in your filing. Please revise your fee table footnote to disclose any fees payable by shareholders arising from the DRIP, including fees that are required to have the DRIP administrator sell shares (please see instruction 4 of Item 3 of Form N-2).

Response: The Fund advises the Staff that the expenses to which the Staff refers to generally relate to fees charged by the DRIP administrator as a transaction fee for selling the DRIP participant’s shares. The Fund advises the Staff that because the Fund’s shares are not traded on a national exchange, the DRIP administrator does not offer such a service to the DRIP participants. There are no other services for which the DRIP administrator is entitled to deduct transaction fees from DRIP participants’ accounts.

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October 18, 2017

* * * * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

Cynthia R. Beyea

cc:    M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Stratera Holdings, LLC